UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number 001-35884

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

5 rue Guillaume Kroll L-1882, Luxembourg Tel: + 352 48 18 28 1

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

GLOBANT S.A.

FORM 6-K

On October 23, 2014, Globant S.A. (the “Company”) completed the acquisition of Huddle Investment LLP (“Huddle Investment”), a company organized under the laws of England, and its subsidiaries in Argentina, Chile and the United States (collectively, the “Huddle Group”).

On October 11, 2013, the Company entered into several definitive agreements relating to its acquisition of the Huddle Group for a total purchase price of up to $9.3 million. The Company purchased a 86.25% majority interest in the Huddle Group, pursuant to a stock purchase agreement dated October 11, 2013 (the “majority interest purchase agreement”). The majority interest purchase agreement provided for a cash purchase price of up to $8.0 million payable to the sellers in seven installments, subject to certain adjustments, and an additional amount of $0.4 million in consideration of excess cash. In addition, on October 11, 2013, the Company also entered into a stock purchase agreement with Gabriel Spitz (the “minority interest purchase agreement”), the president and chief executive officer of Huddle Group Corp. (“Huddle US”), a subsidiary of Huddle Investment, to purchase the remaining 13.75% equity interest in Huddle Investment. The minority interest purchase agreement provided for payment of consideration by the Company of up to $1.3 million in three installments in the form of newly issued Globant common shares.

On October 23, 2014, the Company and Mr. Spitz agreed to amend the minority interest purchase agreement in order to anticipate the transfer of the remaining 13.75% equity interest in Huddle Investment. The amended minority interest purchase agreement now provides for a minimum payment by the Company of $650,000, subject to certain adjustments, payable half in cash and half in the form of newly issued Globant common shares to be delivered on September 30, 2015. For purposes of such calculations, the common shares to be issued by Globant are to be valued at their price as quoted in the New York Stock Exchange at the close of business on August 31, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PABLO ROJO
Name: Pablo Rojo
Title: General Counsel

Date: October 28, 2014